SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential: Egg Holding




Embargo: 07:00 hrs Tuesday, 3 August 2004

    Prudential announces its intention to retain its 79% shareholding in Egg

Prudential plc announces that it is no longer in discussions regarding a possible transaction with respect to its approximately 79 per cent shareholding in Egg plc.

This completes an extensive process precipitated by expressions of interest in Egg received from a number of potential purchasers. The Board of Prudential has concluded that retention of its 79 per cent stake offers better value to its shareholders than the sale of Prudential's interest.

Prudential supports the steps that Egg has announced separately which include:

  - refocusing the business on its highly successful profitable core UK operations; and
  - taking the necessary actions to close its business in France.

Egg has established an outstanding track record of growth and profitability in the UK. It is the UK's leading on-line financial services business with a fast growing customer base currently standing at 3.5 million. It has established a unique and powerful brand and has proven ability to attract and retain profitable customers. It is well positioned for further success.

Jonathan Bloomer, Group Chief Executive of Prudential plc said: "We had an obligation to explore all the options for the business following the approaches we received. Our objective is to ensure that our shareholders benefit in full from the value inherent in Egg and we have concluded shareholders' interests are best served by retaining our Egg holding. Egg has brought significant change to the market, with a track record of delivering innovative products and services to customers. It is a very successful business in the UK with significant potential to grow in value."

                                    - ENDS -

Enquiries to:
Media                                   Investors/Analysts
Geraldine Davies       020 7548 3911    Andrew Crossley           020 7548 3166
                                        Marina Lee-Steere         020 7548 3511

 Notes to Editors

On 22 October 2003 Egg plc announced that the execution of its French business plan would take longer and require a greater level of investment than Egg was prepared to undertake on a standalone basis. At that time, Egg considered forming an alliance with a strategic partner and, to that end, entered into negotiations, which might have led to a joint venture. These conversations led to other options being presented by various parties and as a result, Prudential announced on 14 January 2004 that it was in preliminary discussions regarding a possible transaction with respect to its 79 per cent shareholding in Egg. On 26 January Prudential announced that while discussions were continuing, it had received unsolicited indications of interest from a number of parties, which may or may not have led to a transaction.

 Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 August, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley,
                                              Group Media Relations Manager